Exhibit 99.1

               [The Dialog Corporation plc Letterhead]

                The Dialog Corporation, AGM Statement

      Cary, N.C. and London -- 1 July 1999 -- The Annual General Meeting of The Dialog Corporation plc (LSE: DLG, NASDAQ: DIAL) was held today.

At the meeting the Chairman, Allen Thomas, made the following statement:

      "The Company has previously announced that we are in discussions with a number of parties regarding ways of restructuring the Group's debt in order to permit more effective use of its cash flows in the high growth market opportunities of Information Services, Web Solutions and eCommerce. These discussions are continuing and I am pleased to announce that Salomon Smith Barney has been appointed to assist the Company in this process together with The Chase Manhattan Bank.

      "We believe that the combination of these two world class and internationally established financial advisors will ensure timely success in our refinancing initiative.

      "The Company continues to focus on the growth drivers of the business, including the development, launch and sale of new innovative solutions for our corporate customer base, and the realisation of opportunities to maximise the value of our technology and database assets. Early work with our most recently announced alliance partner, Fujitsu, is progressing well, and we expect considerable benefits to flow from this relationship.

      "On the basis of trading in 1999 to date the Board is confident of a satisfactory outcome for the year as a whole.

      "As previously announced and after 11 years as Chairman of the Company, Michael Mander has today stepped down as a Director. The entire Board joins me in thanking Michael for his firm, patient leadership and wise counsel. We wish him good health and happiness in the future. His experience and vision in guiding the Group has contributed strongly to its current market leadership position."

      The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The Company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorization, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
(ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

      This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

CONTACTS:         The Dialog Corporation, New York
                  Kristian Talvitie, U.S. Investor Relations
                  212/ 381-1824
                  kristian_talvitie@dialog.com
                        or
                  Jaffoni & Collins Incorporated, New York
                  212/ 835-8500
                  dial@jcir.com